Exhibit 99.7

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

SCRUTINIZER’S REPORT

To

The Chairman

of the Court Convened Meeting of

Vedanta Limited

Sesa Ghor, 20 EDC Complex, Patto,

Panjim, Goa - 403 001

Dear Sir,

1. I, Nilesh G. Shah, Company Secretary in Practice, having membership no. FCS 4554 C.P. No. 2631, having address at 211-B, Sona Udyog Industrial Estate, Parsi Panchayat Road, Extention of Old Nagardas Road, Andheri (East), Mumbai – 400 069 was appointed as Scrutinizer by Vedanta Limited (the Company) pursuant to authority granted vide Board Resolution dated 22nd July, 2016 for the purpose of e-voting process on the agenda items to be transacted at the Court Convened Meeting of the Equity Shareholders of the Company held on 8th September, 2016 at 10.00 a.m. at “Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001.”

2. I submit my report as under:

(a) The Company has provided e-voting facility to all its shareholders and has sent the notice of Court Convened Meeting of Equity Shareholders electronically on 6th August, 2016 to such shareholders whose email IDs were registered with depository participants. For other shareholders, the notice of Court Convened Meeting of the Company has been sent by permitted mode, dispatch of which was completed on 6th August, 2016.

(b) The e-voting period began at 9.00 a.m. on Monday, 5th September, 2016 and ended at 5.30 p.m. on Wednesday, 7th September, 2016. The votes received electronically from the Shareholders till Wednesday, 7th September, 2016 up to 5.30 p.m., being the last date and time fixed by the Company for e-voting were considered for my scrutiny.

(c) Particulars of all votes received electronically from the members have been entered in a register separately maintained for the purpose.

(d) The votes received electronically were duly scrutinized and the shareholdings were matched/ confirmed with the Register of Members of the Company as provided by RTA as on the cutoff date i.e. 3rd September, 2016.

(e) The votes were unblocked at Goa on 8th September, 2016 in the presence of Mr. Mahesh Darji and Mr. Rakesh Achhpal, who are not the employees of the Company.

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. of Old Nagardas Road,

Andheri-East, Mumbai-400069. Tel No. 022-28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

3. A summary of the votes received electronically are given below:

Resolution No. 1

For approval of the Amalgamation embodied in the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors

Particulars	Number of shareholders casted votes		Representing No. of Equity shares of Re. 1 each
Total number of e-votes (ballots) held by all shareholders / proxy holders / representatives who has casted votes by way of electronic mode	550		708617056
Total No. of e-votes found to be invalid and shareholders abstained (fully or partly) for voting	1	*	55079184
Total number of valid e-votes (ballots) casted by all shareholders / proxy holders / representatives	549		653537872
Less : Ballots clubbed on account of multiple folios	1		—
Total no of shareholders voting validly	548		653537872
Total No of votes FOR the Scheme	534	#	653446421
% of votes FOR of the Scheme (in terms of numbers / value of e-votes)	97.45%		99.99%
Total No of votes AGAINST the Scheme	14	#	91451
% of votes AGAINST the Scheme (in terms of numbers / value of e-votes)	2.55%		0.01%

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. of Old Nagardas Road,

Andheri-East, Mumbai-400069. Tel No. 022-28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

*	The same exclude number of equity shareholders who have partially voted in favour and/or against and/or abstained.
#	There are certain shareholders who have casted their vote partly in favour and partly in against the resolution. For ascertaining the total no. of shareholders, we have considered respective shareholder in the category in which they have voted higher no. of shares (favour/against).

4. You may accordingly declare the result of the voting through electronic means.

5. All the relevant records of electronic voting will remain in my safe custody until the Chairman declares the results of the Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Thanking you,

Yours truly,

Nilesh G. Shah Practicing Company Secretary Membership No. FCS 4554 CP No. 2631

Place: Goa

Dated: 09.09.2016

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. of Old Nagardas Road,

Andheri-East, Mumbai-400069. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com